UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. __)*

VIZIO HOLDING CORP.

(Name of Issuer)

Class A Common Stock, $0.0001 par value

(Title of Class of Securities)

92858V 10 1

. . . . . . . . . . . . . . . . . . . . . . . .

(CUSIP Number)

December 31, 2021

. . . . . . . . . . . . . . . . . . . . . . . .

(Date of Event Which Requires

Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 92858V 10 1

1	Name of Reporting Persons. I.R.S. Identification No. of above person (entities only). V-TW Holdings, LLC 61-1863576

2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐

3	SEC Use Only

4	Citizenship or Place of Organization State of Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power:
11,223,057
	6	Shared Voting Power:
-0-
	7	Sole Dispositive Power:
11,223,057
	8	Shared Dispositive Power:
-0-

9	Aggregate Amount Beneficially Owned by Each Reporting Person 11,223,057
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 10.1%
12	Type of Reporting Person OO

CUSIP NO. 92858V 10 1

1	Name of Reporting Persons. I.R.S. Identification No. of above person (entities only). Avalon Capital Group II, LLC 81-4598761

2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐

3	SEC Use Only

4	Citizenship or Place of Organization State of Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power:
-0-
	6	Shared Voting Power:
11,223,057
	7	Sole Dispositive Power:
-0-
	8	Shared Dispositive Power:
11,223,057

9	Aggregate Amount Beneficially Owned by Each Reporting Person 11,223,057
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 10.1%
12	Type of Reporting Person OO

CUSIP NO. 92858V 10 1

1	Name of Reporting Persons. I.R.S. Identification No. of above person (entities only). Theodore W. Waitt

2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐

3	SEC Use Only

4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power:
-0-
	6	Shared Voting Power:
11,223,057
	7	Sole Dispositive Power:
-0-
	8	Shared Dispositive Power:
11,223,057

9	Aggregate Amount Beneficially Owned by Each Reporting Person 11,223,057
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 10.1%
12	Type of Reporting Person IN

Item 1.

a.	Name of Issuer: Vizio Holding Corp. (the “Issuer”)

b.	Address of Issuer’s Principal Executive Offices: 39 Tesla Irvine, CA 92618

Item 2.

a.	Name of Person Filing: V-TW Holdings, LLC (the “V-TW”) Avalon Capital Group II, LLC (“Avalon II”) Theodore W. Waitt (“Mr. Waitt”)

b.	Address of Principal Business Office:

801 River Drive North Sioux City, SD 57049

c.	Citizenship: State of South Dakota, U.S.A.

d.	Title of Class of Securities: Class A Common Stock, par value $0.0001

e.	CUSIP Number: 92858V 10 1

Item 3. If this statement is filed pursuant to sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a(n): N/A

a.	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
b.	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
c.	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
d.	☐	Investment company registered under section 8 of the Investment Company Act (15 U.S.C. 80a-8);
e.	☐	Investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E);
f.	☐	Employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F);
g.	☐	Parent holding company or control person in accordance with section 240.13d-1(b)(ii)(G);
h.	☐	Savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
i.	☐	Church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);
j.	☐	Non-U.S. institution in accordance with section 240.13d-1(b)(1)(ii)(J);
k.	☐	Group, in accordance with section 240.13d-1(b)(1)(ii)(K).

Item 4.	Ownership

a.	Amount Beneficially Owned:

V-TW: 11,223,057 Avalon II: 11,223,057 Mr. Waitt: 11,223,057

b.	Percent of Class:

V-TW: 10.1%
Avalon II: 10.1%
Mr. Waitt: 10.1%

c.	Number of shares as to which such person has:

i.	Sole power to vote or to direct the vote:

V-TW: 11,223,057 Avalon II: -0- Mr. Waitt: -0-

ii.	Shared power to vote or to direct the vote:

V-TW: -0- Avalon II: 11,223,057 Mr. Waitt: 11,223,057

iii.	Sole power to dispose or to direct the disposition of:

V-TW: 11,223,057 Avalon II: -0- Mr. Waitt: -0-

iv.	Shared power to dispose or to direct the disposition of:

V-TW: -0- Avalon II: 11,223,057 Mr. Waitt: 11,223,057

Item 5.

Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.

Ownership of More than Five Percent on Behalf of Another Person

Other than as described on Item 4, the members of V-TW (which are comprised of two trusts, created for the benefit of Mr. Waitt and his children, and a third party donor advised fund) have the right to receive portions of the proceeds from the sale of the 11,223,057 shares of the Issuer’s Class A Common Stock held by V-TW.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person N/A

Item 8.	Identification and Classification of Members of the Group N/A

Item 9.	Notice of Dissolution of Group N/A

Item 10.	Certifications N/A

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:         February 11, 2022

V-TW Holdings, LLC

By:	/s/ David C. Stoos
David C. Stoos, Authorized Representative

Avalon Capital Group II, LLC

By:	/s/ David C. Stoos
David C. Stoos, Authorized Representative

/s/ Theodore W. Waitt
Theodore W. Waitt